GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

8 October 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

PROCESSED
OCT 15 2008
THOMSON REUTERS

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy each of the following announcements by the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

(1) Change in Boardroom.

(2) Change in Audit Committee.

(3) Incorporation of a new indirect wholly-owned subsidiary of the Company.

(4) Quarterly Disclosure pursuant to Paragraph 8.23(2)(e) of the Listing Requirements of Bursa Malaysia Securities Berhad.

08005329

RECEIVED
2008 OCT 14 A 7:16

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ANNA\Letters\ADR.doc

dew 10/14

BURSA MALAYSIA

Exemption No. 82-4962

Change in Boardroom

Initiated by GENTING - COMMON on 08/10/2008 11:12:52 AM
Ownership transfer to GENTING on 08/10/2008 11:12:58 AM
Submitted by GENTING on 08/10/2008 06:27:01 PM
Reference No GG-081008-1A8A1
Form Version V3.0

Submitted

Company Information

New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-2333 6121
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of change *	08/10/2008
Type of change *	Redesignation
Previous Position *	Non-Executive Director
New Position *	Non-Executive Director
Directorate *	Independent & Non Executive
Name *	Mr Quah Chek Tin
Age *	57
Nationality *	Malaysian
Qualifications *	1. Bachelor of Science (Honours) Degree in Economics from the London School of Economics and Political Science. 2. Fellow of the Institute of Chartered Accountants in England and Wales. 3. Member of the Malaysian Institute of Accountants.
Working experience and occupation *	Mr Quah Chek Tin began his career with Coopers & Lybrand, London before returning to Malaysia. He joined the Genting Group in 1979 and has served in various positions within the Group. He was an Executive Director of Genting Berhad as well as an Executive Director and Chief Operating Officer of Resorts World Bhd prior to his retirement on 8 October 2006.
Directorship of public companies (if any) *	1. Resorts World Bhd 2. Asiatic Development Berhad 3. Paramount Corporation Berhad
Family relationship with any director and/or major shareholder of the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	Mr Quah Chek Tin holds 5,000 ordinary shares in Genting Berhad and Resorts World Bhd respectively. His spouse holds 630,000 ordinary shares in Genting Berhad.
Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR *	Yes
Remarks	Mr Quah Chek Tin has been re-designated from Non-Independent Non-Executive Director to Independent Non-Executive Director of Genting Berhad with effect from 8 October 2008.

BURSA MALAYSIA

Exemption No. 82-4962

Change in Audit Committee

Initiated by GENTING - COMMON on 08/10/2008 11:12:52 AM
Ownership transfer to GENTING on 08/10/2008 11:12:58 AM
Submitted by GENTING on 08/10/2008 06:27:02 PM
Reference No GG-081008-1A894
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	GENTING BERHAD
* **Stock name**	GENTING
* **Stock code**	3182
* **Contact person**	MS LOH BEE HONG
* **Designation**	COMPANY SECRETARY
* **Contact number**	03-2333 6121
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of change *	08/10/2008
Type of change *	Redesignation
Previous Position *	Member of Audit Committee
New Position *	Member of Audit Committee
Directorate *	Independent & Non Executive
Name *	Mr Quah Chek Tin
Age *	57
Nationality *	Malaysian
Qualifications *	1. Bachelor of Science (Honours) Degree in Economics from the London School of Economics and Political Science. 2. Fellow of the Institute of Chartered Accountants in England and Wales. 3. Member of the Malaysian Institute of Accountants.
Working experience and occupation *	Mr Quah Chek Tin began his career with Coopers & Lybrand, London before returning to Malaysia. He joined the Genting Group in 1979 and has served in various positions within the Group. He was an Executive Director of Genting Berhad as well as an Executive Director and Chief Operating Officer of Resorts World Bhd prior to his retirement on 8 October 2006.
Directorship of public companies (if any) *	1. Resorts World Bhd 2. Asiatic Development Berhad 3. Paramount Corporation Berhad
Family relationship with any director and/or major shareholder of the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	Mr Quah Chek Tin holds 5,000 ordinary shares in Genting Berhad and Resorts World Bhd respectively. His spouse holds 630,000 ordinary shares in Genting Berhad.
Composition of Audit Committee (Name and Directorate of members after change) *	(1) Tan Sri Dr. Lin See Yan (Chairman) Independent Non-Executive Director (2) Dato' Paduka Nik Hashim bin Nik Yusoff (Member) Independent Non-Executive Director (3) Mr Chin Kwai Yoong (Member) Independent Non-Executive Director (4) Mr Quah Chek Tin (Member) Independent Non-Executive Director
Compliance with Paragraph 15.10 (1) (c) of the LR / Rule 15.09 (1)(c) of the MMLR (after change) *	Yes
Remarks	Mr Quah Chek Tin has been re-designated from Non-Independent Non-Executive Director to Independent Non-Executive Director of Genting Berhad with effect from 8 October 2008.

BURSA MALAYSIA

Exemption No. 82-4962

General Announcement

Initiated by GENTING - COMMON on 08/10/2008 12:09:12 PM
Ownership transfer to GENTING on 08/10/2008 12:09:17 PM
Submitted by GENTING on 08/10/2008 06:27:01 PM
Reference No GG-081008-6D09C
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (If applicable)

Submitting Secretarial Firm (If applicable)

*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type *	**Announcement**
Subject *:	INCORPORATION OF A NEW INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Ambani Limited, a wholly-owned subsidiary of Genting Berhad ("the Company") has incorporated VendWorld LLC as its new wholly-owned subsidiary in the State of Delaware, United States of America. The aforesaid new subsidiary was incorporated on 6 October 2008 with an issued and paid-up capital of USD1/- for investment purposes.

None of the Directors and/or major shareholders of the Company and/or persons connected with them has any interest, direct or indirect in the aforesaid incorporation.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

GENTING BERHAD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-4962

BURSA MALAYSIA

General Announcement

Initiated by GENTING - COMMON on 06/10/2008 03:18:34 PM
Ownership transfer to GENTING on 06/10/2008 03:18:39 PM
Submitted by GENTING on 08/10/2008 06:27:02 PM
Reference No GG-081006-82703
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (If applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336121
E-mail address	elaine.loh@genting.com

Type * Announcement

Subject *: QUARTERLY DISCLOSURE PURSUANT TO PARAGRAPH 8.23(2)(e) OF THE LISTING REQUIREMENTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
In accordance with Paragraph 8.23(2)(e) of the Listing Requirements of Bursa Malaysia Securities Berhad, the Board of Directors of Genting Berhad ("GB") wishes to announce the moneylending activities (which forms part of the ordinary course of business) of its 69.5% owned subsidiary, GB Credit & Leasing Sdn Bhd ("GBCL") for the financial quarter ended 30 September 2008 as set out below.

GBCL was set up to extend small loans, such as study and motor vehicle loans, to employees of the Genting Group to assist them in their personal needs. All outstanding balances relate to loans given to the employees for the purposes as stated.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

All figures in RM

Listing Requirements	3Q 2008
Paragraph 8.23(2)(e)(i):-	
(aa) to companies	-
(bb) to individual(s)	35,099
(cc) to companies within GB Group; and	-
(dd) to related parties	-
Paragraph 8.23(2)(e)(ii)	
(aa) loans given by GB Group to GBCL;	-
(bb) GBCL bank borrowings secured by GB Group; and	-
(cc) other borrowings	-
Paragraph 8.23(2)(e)(iii)	
(aa) loans in default as at beginning of the year;	-
(bb) classified as loans in default during the financial year;	-
(cc) reclassified as performing during the financial year;	-
(dd) amount recovered;	-
(ee) amount written-off;	-
(ff) loans converted to securities;	-
(gg) total and net loans in default as at the end of the year;	-
(hh) ratio of net loans in default to net loans or advances	-
Paragraph 8.23(2)(e)(iv)	
(aa) facility type and limit;	Personal loan, 50,000
(bb) amount outstanding (inclusive of interests) and type;	Personal loan, 19,610

Exemption No. 82-4962

(cc) whether security provided and value of security;	Unsecured
(dd) whether recipient of loan is a related party, and	None
(ee) terms of repayment	up to 50 months

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END